Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Years Ended December 31,
	2011		2010		2009		2008		2007
Including Interest on Deposits:
Earnings:
Income before income taxes	$21,012		14,942		97,877		35,125		34,960
Fixed charges	23,973		32,087		49,075		61,483		69,837
Total earnings	$44,985		47,029		146,952		96,608		104,797

Fixed charges:
Interest on deposits	$21,351		29,930		45,518		53,241		59,553
Interest on borrowings	2,214		1,977		3,377		7,947		9,886
Amortization of debt issuance costs	—		—		—		115		219
Interest portion of rental expense (1)	408		180		180		180		179
Total fixed charges	$23,973		32,087		49,075		61,483		69,837
Preferred dividend requirements	3,234		3,249		3,169		—		—
Total fixed charges and preferred dividends	$27,207		35,336		52,244		61,483		69,837

Ratio of earnings to fixed charges, including interest on deposits	1.88	x	1.47	x	2.99	x	1.57	x	1.50	x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.65	x	1.33	x	2.81	x	1.57	x	1.50	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$21,012		14,942		97,877		35,125		34,960
Fixed charges	2,622		2,157		3,557		8,242		10,284
Total earnings	$23,634		17,099		101,434		43,367		45,244

Fixed charges:
Interest on borrowings	$2,214		1,977		3,377		7,947		9,886
Amortization of debt issuance costs	—		—		—		115		219
Interest portion of rental expense (1)	408		180		180		180		179
Total fixed charges	$2,622		2,157		3,557		8,242		10,284
Preferred dividend requirements	3,234		3,249		3,169		—		—
Total fixed charges and preferred dividends	$5,856		5,406		6,726		8,242		10,284

Ratio of earnings to fixed charges, excluding interest on deposits	9.01	x	7.93	x	28.52	x	5.26	x	4.40	x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	4.04	x	3.16	x	15.08	x	5.26	x	4.40	x

(1)	Estimated to be one-third of rental expense.